SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____

FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For April 2005

Commission File Number 0-28800

_____

DRDGOLD Limited

45 Empire Road
Parktown
Johannesburg, South Africa, 2193

(*Address of principal executive offices*)

_____

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

This report on Form 6-K shall be deemed to be incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-102800) and Registration Statement on Form F-4 (Registration No. 333-121386) of DRDGOLD Limited (the "Company") filed with the Securities and Exchange Commission on September 30, 2003 and December 17, 2004 respectively, and to be part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Attached to the Registrant Form 6-K filing for the month of April 2005, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated April 21, 2005, entitled "Report on Activities for the Third Quarter Ended 31 March 2005".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: April 21, 2005

By: <u>/s/ Ian Murray</u>

Name: Ian Murray
Title: Chief Financial Officer

DRDGOLD LIMITED

Report on activities for the third quarter ended 31 March 2005

2005 FINANCIAL YEAR

DRDGOLD LIMITED
(Formerly Durban Roodepoort Deep, Limited)

(Incorporated in the Republic of South Africa) • Registration No.1895/000926/06
ARBN 086 277616 • JSE trading symbol: DRD • ISIN Code: ZAE 000058723
Issuer code: DUSM • Nasdaq trading symbol: DROOY • ASX trading symbol: DRD ("DRDGOLD")

Group Results (Unaudited)

KEY FEATURES

- Buffelsfontein liquidated following the loss of No. 5 Shaft
- Blyvoor production up 6%
- R180 million capital raising

KEY RESULTS SUMMARY

Group		Quarter March 2005	Quarter Dec 2004	9 months to March 2005	Quarter March 2004
Attributable gold production (*)					
Australasian operations	oz	**79 334**	87 751	244 472	73 014
	kg	**2 467**	2 731	7 605	2 271
South African operations	oz	**60 733**	59 832	187 150	79 908
	kg	**1 889**	1 861	5 821	2 485
Discontinued operations	oz	**47 584**	75 714	199 850	87 836
	kg	**1 480**	2 355	6 216	2 732
Group	oz	**187 651**	223 297	631 472	240 758
	kg	**5 836**	6 947	19 642	7 488
Gold price received	US$/oz	**431**	433	423	406
	ZAR/kg	**83 341**	84 843	83 765	88 577
Capital expenditure	US$ million	**1.3**	6.5	13.8	5.9
	ZAR million	**7.1**	39.0	85.0	39.9

* Attributable - Including Emperor Mines Limited (Emperor) (45.33%) and Crown Gold Recoveries (Pty) Limited (40%)

STOCK

Issued capital
263 401 932 ordinary no par value shares
5 000 000 cumulative preference shares
Total ordinary no par value shares issued and committed: 307 968 956

Stock traded	JSE	ASX	NASDAQ	FRANKFURT
Avg. volume for the quarter per day (000)	263	20	3966	131
% of issued stock traded (annualized)	26	2	393	8
Price – High	R9.10	A$2.10	US$1.57	Euro 1.18
– Low	R4.50	A$0.95	US$0.78	Euro 0.63
– Close	R6.15	A$1.20	US$0.92	Euro 0.72

SAFETY

Following a year in which the company distinguished itself with an outstanding safety performance, the quarter under review has seen a disheartening deterioration, specifically at the South African operations. It is with deep regret that we record the deaths of five employees in work-related incidents: four at the North West Operations and one at East Rand Proprietary Mines Limited (ERPM). An enquiry into the deaths of two employees at the North West Operations in an underground transport-related incident attributed the cause to deliberate non-compliance with safety policies and procedures. Two employees died in the earthquake that struck the North West Operations on 9 March 2005, and the fatality at ERPM was similarly seismicity-related. The exposure of our employees to seismicity risk was a factor in the decision to apply for the provisional liquidation of Buffelsfontein Gold Mines Limited. A consequence of the fatalities during the quarter is a renewed focus on both behaviour-based training and underground support standards. Encouragingly, investigations in the aftermath of a seismic event at Blyvooruitzicht Gold Mining Company Limited's ("Blyvoor") No. 5 Shaft during February revealed underground support was up to standard and the particular efficacy of the rapid-yielding hydraulic props that had been applied extensively.

PRODUCTION

Gold production for the quarter was 16% lower at 187 651 ounces (5 836 kilograms). This reflects a decline in gold production at both the North West Operations in South Africa and at the Australasian operations of 37% and 10% respectively. The North West Operations continued to experience a series of reversals during the quarter and the holding company, Buffelsfontein Gold Mines Limited, was put into provisional liquidation on 22 March 2005. Continued, successful implementation of the new mining plan at Blyvooruitzicht in South Africa, however, resulted in a 6% increase in gold production to 39 995 ounces (1 244 kilograms), thus restoring the mine to breakeven.

COSTS

Ongoing cost improvements at Blyvoor are encouraging, restoring the mine to profitability. Higher world oil prices, however, impacted negatively on costs at the Australasian operations.

FINANCIAL

Cash and cash equivalents increased to R145.8 million from R143.1 million in the previous quarter and the current ratio improved to 1.12 from 0.84.

GOLD MARKET REVIEW

The average gold price received for the quarter, while virtually unchanged in US Dollar terms at US$431 per ounce (US$433), was 2% lower in Rand terms at R83 341 per kilogram (R84 843) due to the sustained strength of the South African currency. Consequently, all of the company's South African operations faced continued Rand-driven revenue and cost pressures. Overall volumes in the gold market have been flat globally, while lending rates available from Central Banks have reached historic lows, a clear indication that hedging as an instrument has all but lost its lustre in the current environment. We are encouraged by these facts and it provides further evidence in our continued belief in a higher gold price. We are also encouraged by the decision last week of the South African Reserve Bank to lower interest rates by 50 basis points. The continued high interest rates environment in South Africa has had a dramatically negative effect on the local currency and thus the export sector, which has suffered under a strong Rand.

CORPORATE DEVELOPMENTS

All efforts in the quarter under review have been directed at restoring the company as a whole – and its South African operations in particular – to stability following a dismal, preceding six months. Undoubtedly, the most far-reaching development was the provisional liquidation of Buffelsfontein Gold Mines Limited and the consequent discontinuation of mining at the North West Operations. The effect of this was to immediately staunch the unsustainable drain on DRDGOLD's resources, thus providing a platform for recovery and future growth. Other measures taken to reach this stage have included a 30% reduction in DRDGOLD's corporate headcount, a 50% cut in corporate costs and the sale of the company's Johannesburg corporate office. During the quarter, DRDGOLD focused on its funding requirements:

• R38 million was received from Consolidated African Mines/JCI Limited in respect of an outstanding legal dispute; and

• a subscription agreement was entered into with Baker Steel Capital Managers LLP ("BSCM") on behalf of BSCM clients. In terms of this, DRDGOLD will raise, in aggregate, R93.5 million through the issue of new, ordinary, no par value shares in the stated capital of DRDGOLD to BSCM clients through a specific issue of shares for cash. (*The securities offered to BSCM on behalf of its clients have not been registered under the US Securities Act of 1933, as amended, and may not be offered or sold in the United States absent an applicable exemption from registration requirements.*)

• an underwriting agreement to raise R86.9 million through the issue of new ordinary no par value shares in the stated capital of DRDGOLD through a claw-back offer.

Australasian Operations

Porgera (20% of the Joint Venture)		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Ore milled	t'000	297	318	(7)	903	319
Yield	g/t	5.07	5.32	(5)	5.20	5.02
Gold produced	oz	48 406	54 417	(11)	150 985	51 505
	kg	1 506	1 693	(11)	4 697	1 602
Capital expenditure	US$ m	0.9	4.2	80	7.7	3.4
	ZAR m	5.0	25.5	80	47.9	23.2

Gold production was 11% lower at 48 406 ounces (1 506 kilograms). This was due to a 7% decline in tonnage milled to 297 000 tons and a 5% decline in yield to 5.07 grams per ton. The lower output arose from a failure of the West wall, harder ore to the mill and unscheduled downtime due to power line vandalism.

Tolukuma		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Ore milled	t'000	52	55	(5)	159	50
Yield	g/t	11.27	10.85	4	11.25	13.38
Gold produced	oz	18 878	19 183	(2)	57 545	21 509
	kg	586	597	(2)	1 789	669
Capital expenditure	US$ m	0.5	1.2	57	2.9	1.2
	ZAR m	3.2	7.5	57	17.6	8.2

Yield improved by 4% to 11.27 grams per ton but a 5% decline in ore milled to 52 000 tons resulted in a 2% decrease in gold production to 18 878 ounces (586 kilograms).

Emperor (45.33% attributable)		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Ore milled	t'000	63	67	(6)	168	-
Yield	g/t	5.95	6.58	(10)	6.66	-
Gold produced	oz	12 050	14 151	(15)	35 942	-
	kg	375	441	(15)	1 119	-

Gold production output from Emperor remained disappointing.

South African Operations

Blyvooruitzicht		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Area mined m²	000	36	32	13	116	38
Development	m	453	258	76	1 431	849
Face length	m	1 234	1 268	(3)	1 419	2 121
Stoping width	cm	108	107	1	109	107
Ore milled						
Underground	t'000	140	129	9	449	209
Surface	t'000	780	768	2	1 125	750
Total	t'000	920	897	3	2 574	959
Yield						
Underground	g/t	7.36	7.49	(2)	7.15	7.09
Surface	g/t	0.27	0.27	2	0.25	0.39
Total	g/t	1.35	1.31	3	1.46	1.85
Gold produced						
Underground	oz	33 115	31 057	7	103 203	47 615
	kg	1 030	966	7	3 210	1 481
Surface	oz	6 880	6 623	4	17 361	9 324
	kg	214	206	4	540	290
Total	oz	39 995	37 680	6	120 564	56 939
	kg	1 244	1 172	6	3 750	1 771
Capital expenditure	US$ m	(0.1)	(0.3)	(68)	(0.2)	0.8
	ZAR m	(0.6)	(1.9)	(68)	(1.0)	5.8

Overall gold production increased by 6% to 39 995 ounces (1 244 kilograms) quarter on quarter, reflecting increases in tonnage from both underground and surface sources.

Productivity, in terms of grams per total employee costed (g/tec) rose by 6% to 124.75 g/tec. Improved temperature control from the installation of underground spray chambers on both the western and eastern sides of No. 5 Shaft are expected to contribute towards further productivity improvement, as is a campaign – based on more coaching, communication and controls – to increase face advance per blast.

Continued application of the new mining plan, with a focus on No. 5 and No. 6 Shafts, resulted in a 13% increase in area mined to 36 000 m² and a substantial, 76% increase in development to 453 m. A six-month assessment is currently under way to determine the viability of re-establishing mining operations from the No. 2 Shaft sub-shaft, at an estimated capital cost of R50 million (US$8.0 million). If viable, this project could restore Blyvooruitzicht's life of mine (LOM) to 20 years.

A 9% increase in underground tonnage to 140 000 tonnes more than compensated for a slight decrease in underground yield to 7.36 grams per ton (g/t) (7.49g/t), resulting from the opening up of lower grade areas on the western side of No. 5 Shaft. Consequently, underground gold production rose by 7% to 33 115 ounces (1 030 kilograms).

A mine call factor (MCF) strategy applied underground during the quarter involved tighter water management, the upgrading of mud settlers, and increased sweeping and vamping, with consequent improvements in efficiencies. Plans are in place to eliminate spillages and other inefficiencies in the plant.

Surface tonnage increased by 2% to 780 000 tonnes, reflecting continued improvement in throughput from the Slimes Dam Project.

While heavy rains impacted negatively on the project throughout the quarter, a sustained drive to identify and address faults timeously, together with pipe layout changes to eliminate bottlenecks, led to record throughput of 260 000 tonnes during March, some 20 000 tonnes above designed capacity. Surface yield was maintained at 0.27 g/t but the increase in tonnage led to a 4% rise in gold production to 6 880 ounces (214 kilograms).

A project is under way to determine the potential for increasing throughput from the Slimes Dam Project by 33% from 240 000 tonnes per month to 320 000 tonnes at an estimated capital cost of R7 million (US$1.1 million).

Crown (40% attributable)		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Ore milled	t'000	841	894	(6)	2 648	1 024
Yield	g/t	0.39	0.40	(3)	0.41	0.38
Gold produced	oz	10 643	11 613	(8)	34 538	12 629
	kg	331	361	(8)	1 074	393

Gold production was 8% lower at 10 643 oz (331 kg), reflecting a 6% drop in tonnage to 841 000 tonnes. Yield was virtually unchanged at 0.39 g/t.

The lower throughput was due mainly to the impact of heavy rains on reclamation operations generally and more specifically to both pipeline failures at the Crown plant and to short-term difficulties arising from the high incidence of rock encountered at the Crown Mines reclamation site.

A pipeline replacement programme is in place and the Crown plant is expected to benefit both from better reclamation conditions and improved grade from a new reclamation site at Consolidated Main Reef (CMR) (2/A/1) to be commissioned in May and another at 3L17 which was commissioned at the end of March.

Crown's City Deep and Knights plants both recorded steady-state performances in the quarter under review.

ERPM (40% attributable)		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Area mined m^2 *	000	16	16	-	57	30
Development *	m	253	108	134	435	363
Face length *	m	694	683	2	716	1 189
Stoping width *	cm	126	133	(5)	129	125
Ore milled						
Underground	t'000	30	35	(14)	112	57
Surface	t'000	197	210	(6)	559	-
Total	t'000	227	245	(7)	671	57
Yield						
Underground	g/t	7.61	7.27	5	7.11	5.62
Surface	g/t	0.42	0.36	17	0.36	-
Total	g/t	1.38	1.34	3	1.49	5.62
Gold produced						
Underground	oz	7 433	8 032	(7)	25 592	10 340
	kg	231	250	(7)	796	321
Surface	oz	2 662	2 507	6	6 456	-
	kg	83	78	6	201	-
Total	oz	10 095	10 539	(4)	32 048	10 340
	kg	314	328	(4)	997	321

* Represents total mine

Overall gold production was 4% lower at 10 095 oz (314 kg). Gold production from underground was 7% lower at 7 433 oz (231 kg), reflecting a 14% drop in tonnage to 30 000 tonnes due to technical problems on both the rock hoist and the decline belt between 70 and 74 levels at Far East Vertical (FEV) Shaft. These problems are being addressed. Underground yield improved by 5%, assisted by an increased focus on sweepings.

While area mined was maintained at 16 000 m^2, development increased by more than 134% to 253 m.

Gold production from the Cason surface retreatment project rose by 6% to 2 662 oz (83 kg) due to a 17% improvement in yield to 0.42 g/t. Tonnage was 6% lower as a consequence of a plant breakdown and delays in sourcing spares from overseas.

The first phase of a three-phase plugging project to isolate the FEV shaft from the rest of the mine's underground operations is progressing, on budget and on schedule. Application to the Department of Minerals and Energy (DME) both for a grant of R8.4 million for phase two of the project, and a pumping subsidy of R1.3 million a month in fiscal 2006 have been approved.

Underground salvaging and reclamation at the mine's Central and Hercules Shafts is 90% completed. Some 30% of the proceeds of scrap approved for sale by the DME have been directed to the rehabilitation fund. Central Shaft will be placed on care and maintenance and Hercules Shaft closed permanently during the current quarter.

Discontinued Operations

North West (Hartebeestfontein and Buffelsfontein mines)		Quarter March 2005	Quarter Dec 2004	% Change	9 months to March 2005	Quarter March 2004
Area mined m²	000	70	81	(14)	243	81
Development	m	7 366	10 442	(29)	26 148	11 240
Face length	m	2 404	2 871	(16)	2 759	2 834
Stoping width	cm	120	121	(1)	120	125
Ore milled						
Underground	t'000	246	344	(28)	986	403
Surface	t'000	320	394	(19)	884	31
Total	t'000	566	738	(23)	1 870	434
Yield						
Underground	g/t	4.68	5.87	(20)	5.44	6.20
Surface	g/t	1.03	0.85	21	0.96	7.58
Total	g/t	2.61	3.19	(18)	3.32	6.29
Gold produced						
Underground	oz	37 006	64 944	(43)	172 522	80 280
	kg	1 151	2 020	(43)	5 366	2 497
Surface	oz	10 578	10 770	(2)	27 328	7 556
	kg	329	335	(2)	850	235
Total	oz	47 584	75 714	(37)	199 850	87 836
	kg	1 480	2 355	(37)	6 216	2 732
Capital expenditure	US$ m	(0.1)	1.3	109	3.3	0.4
	ZAR m	(0.7)	7.9	109	20.3	2.8

As has been previously reported, Buffelsfontein Gold Mines Limited, a wholly owned subsidiary of DRDGOLD and operator of the Buffelsfontein and Hartebeestfontein mines – better known as the North West Operations of DRDGOLD – went into provisional liquidation on 22 March 2005.

All operations, other than essential services, were discontinued from that date to the end of the March quarter. Consequently, the results of the quarter under review are not directly comparable with those of the previous quarter. The North West Operations are now under the jurisdiction of three liquidators appointed by the High Court.

The North West Operations' net loss of R279 million for the six months ended 31 December 2004 was compounded by the collective negative impact of a series of events during the quarter under review that prompted the Board of Directors' decision to pursue liquidation:

- on 19 January 2005, an underground fire at No. 10 Shaft was detected. Although the fire was brought under control and sealed off, the resultant loss of production was estimated at 18 800 tonnes.
- on 21 January 2005, a seismic event of magnitude 2.8 occurred at No. 2 Shaft, incurring substantial damage to working places and other infrastructure. Operations were adversely affected for a period of six weeks and the estimated production loss was 15 840 tonnes.
- on 4 March, two fatalities occurred underground at No. 10 Shaft. Management stopped production for four days in order to conduct a full risk assessment and safety review. The estimated production loss was 2 000 tonnes. A subsequent enquiry into the cause of the fatalities revealed deliberate non-compliance with safety procedures by certain employees.
- on 9 March, an earthquake of magnitude 5.3 stopped operations at all of the North West Operations' eight shafts for two full shifts, resulting in a production loss estimated at 3 000 tonnes. A decision to discontinue production from No. 5 Shaft, which was damaged beyond repair, resulted in a further loss of production, estimated at 4 050 tonnes.

The total estimated loss of production from these events was 43 690 tonnes. Estimated gold production lost – based on an average yield of 5.2 g/t – was 227 kg, worth some R18.7 million at an average gold price received of R82 376 per kilogram.

CASH OPERATING COSTS

Cash operating costs per ounce are non-US GAAP financial measures that should not be considered by investors in isolation or as alternatives to production costs. While the Gold Institute has provided definitions for the calculation of cash operating costs, the calculation of cash costs per ounce may vary significantly among gold mining companies, and these definitions by themselves do not necessarily provide a basis for comparison with other gold mining companies.

However, we believe that cash operating costs per ounce are useful indicators to investors and management of an individual mine's performance and of the performance of our operations as a whole as they provide:

- an indication of a mine's profitability and efficiency;
- the trend in costs;
- a measure of a mine's margin per ounce, by comparison of the cash operating costs per ounce by mine to the price of gold; and
- a benchmark of performance to allow for comparison against other mines and mining companies.

A reconciliation of cash operating costs to production costs for the three months ended March 31, 2005; December, 31 2004; and nine months ended March, 31 2005, is presented below.

For the three months ending March, 31 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	16 888	6 066	9 240	**32 194**	32 562	**64 756**
Adjust for:							
Revenue from byproducts	US$ 000	-	(309)	(2 667)	**(2 976)**	-	**(2 976)**
Other non operating cash costs	US$ 000	148	835	751	**1 734**	683	**2 417**
Production costs	US$ 000	17 036	6 592	7 324	**30 952**	33 245	**64 197**
Cash operating costs	US$/oz	422	321	191	**312**	684	**418**
Associates				Emperor	Crown	ERPM	
Cash operating costs	US$/oz			471	428	462	

For the three months ending December, 31 2004		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	17 127	6 128	8 711	**31 966**	34 868	**66 834**
Adjust for:							
Revenue from byproducts	US$ 000	(27)	(325)	(107)	**(459)**	-	**(459)**
Other non operating cash costs	US$ 000	150	578	844	**1 572**	1 122	**2 694**
Production costs	US$ 000	17 250	6 381	9 448	**33 079**	35 990	**69 069**
Cash operating costs	US$/oz	455	319	160	**305**	461	**357**
Associates				Emperor	Crown	ERPM	
Cash operating costs	US$/oz			419	398	423	

For the nine months ending March, 31 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	US$ 000	57 091	18 683	26 346	**102 120**	102 543	**204 663**
Adjust for:							
Revenue from byproducts	US$ 000	(46)	(866)	(2 774)	**(3 686)**	(15)	**(3 701)**
Other non operating cash costs	US$ 000	481	1 988	2 277	**4 746**	2,924	**7 670**
Production costs	US$ 000	57 526	19 805	25 849	**103 180**	105 452	**208 632**
Cash operating costs	US$/oz	474	325	174	**328**	513	**387**
Associates				Emperor	Crown	ERPM	
Cash operating costs	US$/oz			404	394	428	

For the three months ending March, 31 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	101 518	36 569	55 832	**193 919**	196 185	**390 104**
Adjust for:							
Revenue from byproducts	ZAR 000	-	(1 868)	(16 409)	**(18 277)**	-	**(18 277)**
Other non operating cash costs	ZAR 000	894	5 072	4 533	**10 499**	4 072	**14 571**
Production costs	ZAR 000	102 412	39 773	43 956	**186 141**	200 257	**386 398**
Cash operating costs	ZAR/kg	81 606	62 404	37 073	**60 404**	132 557	**81 002**
Associates				Emperor	Crown	ERPM	
Cash operating costs	ZAR/kg			91 111	82 723	89 408	

For the three months ending December, 31 2004		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	102 574	36 998	52 736	**192 308**	210 837	**403 145**
Adjust for:							
Revenue from byproducts	ZAR 000	(161)	(1 983)	(662)	**(2 806)**	-	**(2 806)**
Other non operating cash costs	ZAR 000	900	3 497	5 128	**9 525**	6 790	**16 315**
Production costs	ZAR 000	103 313	38 512	57 202	**199 027**	217 627	**416 654**
Cash operating costs	ZAR/kg	87 520	61 973	31 149	**58 774**	89 527	**69 305**
Associates				Emperor	Crown	ERPM	
Cash operating costs	ZAR/kg			81 925	77 628	82 721	

For the nine months ending 31 March 2005		Blyvoor	Tolukuma	Porgera	Continued operations	Discontinued operations	Group
Cash operating costs	ZAR 000	351 377	114 986	162 147	**628 510**	631 112	**1 259 622**
Adjust for:							
Revenue from byproducts	ZAR 000	(286)	(5 331)	(17 071)	**(22 688)**	(95)	**(22 783)**
Other non operating cash costs	ZAR 000	2 962	12 238	14 015	**29 215**	18 000	**47 215**
Production costs	ZAR 000	354 053	121 893	159 091	**635 037**	649 017	**1 284 054**
Cash operating costs	ZAR/kg	93 701	64 274	34 521	**64 828**	101 530	**76 563**
Associates				Emperor	Crown	ERPM	
Cash operating costs	ZAR/kg			79 752	77 951	84 595	

EXPLORATION - TOLUKUMA

ML104 EXPLORATION

120/Zine North Extension
The Zine structure intersected in drill holes and continues down dip and along strike. Grades, however, are consistently low with highest being 13.0 grams per ton Au over 1.1 metres. Drilling has been put on hold.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
120/ZN_001	94.3	106.5	5.7	6.1	4.0
120/ZN_002	127.7	139.1	7.9	3.2	1.0
120/ZN_003	102.4	103.7	1.1	13.0	7.0
120/ZN_004	100.8	108.9	5.9	1.5	12.0
120/ZN_005	121.2	125.7	2.6	0.4	3.0

Tinabar and Tolukuma Northern Extension

Drilling of the Tinabar and Tolukuma structures are at their convergence north of the current underground workings. Structure up to 8 metres wide, but grades are less than 1.0 grams per ton Au. Best grade was 1.9 metres at 2.2 grams per ton Au and included a 0.7 metres interval at 5.5 grams per ton Au.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
TTEX 005	189.7	193.6	1.8	1.1	5.0
TTEX 006	325.2	335.6	10.0	<1.0	-

Gulbadi Southern Extension - Surface

Drilling was targeted at the southern extension of the Gulbadi vein with the best intersection of 61.0 grams per ton Au and included 0.5 metres at 77.3 grams per ton Au.

Hole No	From depth(m)	To Depth(m)	True Width(m)	Au (g/t)	Ag (g/t)
DG 007	37.7	39.7	1.5	16.0	41.0
DG 008	60.5	62.5	1.0	61.0	197.0
DG 012	44.8	46.9	0.9	3.2	8.5
DG 013	50.1	51.4	0.9	7.3	-

Underground LMA90 drilling

During the quarter a total of 3 218.4 metres was drilled from 15 holes. Structures are very encouraging with specks of visible gold in the drill core.

Assay results with grades > 10 grams per ton of gold are presented below.

Hole No	From depth(m)	True Width(m)	Au (g/t)	Includes
TU035	180.4	1.8	60.1	0.9 m @ 117.4 g/t Au
TU039	144.2	1.8	10.9	0.9 m @ 19.6 g/t Au
TU040	173.6	1.9	52.3	0.6 m @ 148.7 g/t Au
TU043	183.5	1.7	34.3	0.5 m @ 115.0 g/t Au
TU047	202.0	2.1	18.3	0.9 m @ 63.3 g/t Au

BOARD CHANGES

Mr Ian Murray has resumed the role of Chief Financial Officer to DRDGOLD with effect from 8 March 2005, while continuing with his corporate development duties.

Ms Andrea Townsend has resigned as the Group Company Secretary to DRDGOLD with effect from 31 March 2005. DRDGOLD's Assistant Legal Advisor, Mr Themba John Gwebu, has been appointed the Group Company Secretary with effect from 1 April 2005. Mr Gwebu, a former Magistrate, holds a B.Juris degree from the University of the North West, an LLB and a Masters Degree in Law from The University of South Africa and a Diploma in Corporate Law from Rand Afrikaans University.

Mr Anton Lubbe has resigned as an alternate director from the board of directors of DRDGOLD.



MARK WELLESLEY-WOOD
Chief Executive Officer
21 April 2005

DR PASEKA NCHOLO
Non-executive Chairman

THIS REPORT DOES NOT CONSTITUTE AN OFFER OF SECURITIES




DRDGOLD
LIMITED
years

INVESTOR INFORMATION AT 21 MARCH 2005

DIRECTORS (* British) (** Australian) (*** American)

Executives:
MM Wellesley-Wood (Chief Executive Officer) *
IL Murray (Chief Financial Officer)

Non-executives
MP Ncholo (Non-executive Chairman)
J Turk ***

Independent non-executives:
D Blackmur **
GC Campbell *
RP Hume

Group Company Secretary:
TJ Gwebu

INVESTOR RELATIONS

For further information, contact Ilja Graulich at:
Tel: (+27-11) 381-7800 • Fax: (+27-11) 482-4641 • e-mail: ilja.graulich@za.drdgold.com • website: http://www.drdgold.com
45 Empire Road, Parktown, South Africa • PO Box 390, Maraisburg, 1700, South Africa